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                    Filed by CBOT Holdings, Inc.
                    Subject Company--CBOT Holdings, Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

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The following are the prepared remarks of the Chairman of the CBOT given at a meeting of CBOT members on February 26, 2002.

                   Remarks By Chairman Nickolas J. Neubauer
                        CBOT Member Information Meeting
                                January 16, 2002


     Welcome to our first membership information meeting of 2002 and thank you for attending, either in person or via Membernet.

     Shortly after taking office last year I reviewed with you the commitments I had made during my campaign. I am happy to say that I kept each of those ten promises and today I will set forth my goals for this year, my final year as CBOT Chairman.

     Early last year I said that 2001 would be a year of major change and that we were a financially sound organization that needed a turnaround. We accomplished that and 2002 will build on the foundation we laid last year. These are my goals and promises to you for this year:

Promise 1.   Regular Communication.

     This repeats the promise I made to you last year and I do so because it is the Chairman's most important responsibility.

     During my first year I held regular membership information meetings, in addition to communicating to our customers, the press, and the public generally through print media, television, radio, and addresses to organizations important to us like the Futures Industry Association or National Grain Trade Council.

     Communication with members is both easy and informative to me. I learn from the members. Let me emphasize: Along with our employees, members are the most valuable resource this exchange has and our future depends on informed active members working with our excellent management team.

     Post-restructuring, this back and forth communication must continue. Over the last six months, I have worked with both management and members to be sure that neither thinks of itself as having separate interests from the other. I am happy to say that substantial progress has been made and I think that our excellent management group is better aligned with the membership than we have seen for many years.

     Let me give just one example: Over the last six months, we had intensive discussions with members of the Dow Pit over how to best promote that product and to finance the licensing fees required for renewal of the contract. Under Bernie Dan's leadership, the licensing contract with Dow has been renewed for a new five-year term and we have an excellent program for marketing it. All this was done by working closely with members.
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Promise 2.  Investment in Open Auction.

     One of my top priorities as Chairman is to make our open auction markets as automated and technically efficient as possible.

     Thanks to David Vitale, Bill Farrow joined us last year to head up our technology effort and he has formulated a three-year plan to bring our exchange technology up to date.

     Last week Bill met with some members that have been active in CBOT technology in the past and who wanted to be sure we were on the right track now. After the meeting, one of the participants said to me, "Bill Farrow impressed me as a man who knows what he is doing and is amenable to suggestions ... IT under Bill Farrow is in good hands."

     Last year we made substantial progress in making our open auction markets more efficient. Our order routing system had been plagued by down days, but now we are experiencing 100% reliability and integrity. Thanks to the work of Bill and Bryan Durkin, we have had no down days since May 29 of last year and usage is up substantially from about 25-30% of all orders in 2000 to about 35-40% today. This saves about five million pieces of paper per year.

     But our current systems are only a modest start as our goal is to make open auction as technically efficient as the electronic platform - we want both to offer "point and click" functionality to the customer.

     As you know, the open auction system generally provides tighter, deeper markets for products that are more complicated than a one-month futures trade. We want this liquidity pool to be as easily accessed as the pure electronic match platform.

     In planning and implementing our technology investment in open auction, we will be working closely with members to see that we are creating the best possible system. This gets back to the importance of communication and the value of member input.

Promise 3.  Continue Our Currently Excellent Relationship with the CBOE.

     2001 was a great year for CBOT/CBOE relations. We settled our differences over the CBOT's exercise right and developed relationships that will allow the two exchanges to work together in the future.

     As you know, David Vitale was a director at the CBOE before joining us as our CEO. Mark Duffy, the CBOE Vice Chairman recently reelected with over 73% plurality, attends our Board meetings as a guest. We have joined with the CBOE and CME in our new single stock futures exchange, One Chicago.
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     Each exchange has much to offer the other and our close relations will let us capitalize on our joint strengths. A formal merger has been talked about in the past but such a step would involve a great deal of planning. For the time being, we can get many benefits from closer communication and by working together in such areas as technology.

Promise 4.  Present a Restructuring Proposal that Will be Enthusiastically
            Endorsed by Members.

     Our restructuring strategy started over two years ago, with the goal of modernizing our operations and creating a bright future for our enterprise.

     In 2001 we hired an excellent CEO, David Vitale and he has augmented our fine staff with new hires like Bernie Dan and Bill Farrow. Our members are uniformly happy with our management group.

     Last year we worked with the CBOE to settle the exercise right in the context of a restructured CBOT and our restructuring document set forth "core rights" that strengthen member opportunity.

     Shortly we will be voting on the approval and adoption of agreements that allow us to become a for profit Delaware corporation, ratify our settlement agreement with the CBOE and modernize our governance, including the reorganization of our electronic trading business. This approval will lock in core rights like the member fee preference and open auction pit support provisions.

     My commitment to you is to fully inform you about this vote and see that this proposal meets the needs of the membership.

     The restructure vote will keep us on the course we set in 2001 and codify the positive changes we made last year. We are committed to membership opportunity and this you have seen in the core rights just mentioned, our new pricing structure and the development of new products like swaps and the X-Fund Contract.

     Our management team has a clear agenda that includes continued development of new products, continued cost reduction (in 2001, about 10% of our employee positions were eliminated), increased investing to electrify the floor, and in general strengthening our business model.

     If you liked what happened in 2001, you can enthusiastically endorse this next step in restructuring. The same good management and member involvement will continue.

     These are my goals and promises for this year. I have not talked about the goals of day-to-day management because, of course, that is the province of our CEO and his excellent management team. Needless to say, these goals include the all out support for
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recently introduced products like swaps and the e-mini Dow and the best possible launch of the X-Fund product on February 1, as well as keeping our finances sound.

     Now let me review the events of the last month.

1.   2001 Finances and 2002 Budget.

     In 2001 we did over 260 million contracts, about 1,035,000 contracts per day. This is our second highest volume year after 1998 when we did 281 million contracts. In year 2000, our volume was 233 million contracts.

     In November, we achieved a monthly record of 30 million contracts. This year's budget forecasts an annual volume of 245 million contracts, which would be a daily average of about 965,000. Given our recent volumes and the prospect of continuing interest rate volatility, I believe the 2002 forecast is realistic.

     Our average daily volume on the electronic platform for 2001 was about 210,000 contracts. The electronic and open auction platforms are working well together and most electronic volume comes from participants who use both markets. This has created a single deep pool of liquidity that is unmatched by any of our competitors.

     If we meet our volume target and continue to keep our expenses under control, we expect net income for 2002 to exceed net income for 2001. Again, let me remind you that our substantial non-cash depreciation expenses from our real estate means that we had significant positive cash flows for earlier years despite recording net income losses.

     In connection with that growth, we plan to make about $24 million in technology related capital expenditures in 2002. Such expenditures are required for our future and they are also why we could not reduce member fees as we would like. Personally, I think member fees should be substantially reduced and in some cases eliminated once the expenditures are made. We have a three-year investment program, however, before we get to that point.

     Finances at the member level: I am happy to say we are finally back over the $400,000 level with our full memberships and that other membership categories also are doing better. We instituted percentage based leasing calculations this month and I am hopeful that this will make for a better leasing market. Shortly we will follow through with our plan for a voluntary lessor pool and lessors should talk to C. C. Odom, our excellent Lessor Committee Chairman, for details on that program.

2.   Brokertec.

     I talked to you a little bit last month about a competitor for our business, Brokertec. They have been in business about a month and a half now with little volume so far. Activity has been driven primarily by the Brokertec-designated market makers,
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with little, if any, customer trade. Recently, their volume has been about 3,000 trades daily, a large portion being in block trades.

     Let me tell you why I believe our customers will continue to use our markets.

     We have the deepest, most transparent liquidity pools in the world. Our customers meet on a fair and level playing field. We serve our customers with the best of the open auction process and an excellent, efficient electronic platform that work together. Trades are guaranteed by the AAA-rated Board of Trade Clearing Corporation.

     I am skeptical that Brokertec will attract liquidity and, in particular, that customers will want to see bond and note liquidity split between two exchanges.

     We have superbly skilled, well-capitalized diverse liquidity providers making deep, tight markets that offer the best of both open auction and electronic platforms. I can't believe that any competitor will be able to match our cost efficient trade execution, specifically, the spread plus the transaction fee, and that is the bottom line on cost.

     I believe this total cost of execution, i.e., the fees plus the spread, will clearly be lower at the Chicago Board of Trade. Our fees for large financial users went down in our new pricing schedule; specifically, our member fees for liquidity providers are the same as Brokertec's and for large users, they are less than Brokertec's.

     As to the spreads, our judgment is that the large number and diversity of CBOT market participants will create much narrower bid/offer spreads than will develop on the Brokertec platform. Consequently, customers will have a significantly lower total cost of execution at our exchange. Bernie Dan is going to authorize a study of such execution costs. Our customers are entitled to have this information and we believe it will show the overwhelming value provided by our markets.

     Brokertec spokesmen consider its block trading rules with its provision for delayed reporting to be a plus for its exchange As you know, these rules allow participants to make trades at above or below market prices and not to report such trades to the market for up to 240 minutes (potentially the next trading day) depending on the size and time of the trade. Indeed, most of the Brokertec blocks so far have not been reported until 3:30 p.m. or after.

     I agree with CFTC Commissioner Erickson who said, "there is great potential for [the Brokertec block trading] rule to negatively affect price discovery." and that these rules would work to the "disadvantage of retail and more modest commercial participants who will likely suffer." At the Board of Trade we stand for transparency and immediate reporting of trades that are competitively executed.
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     One final word about the open, fair, transparent and level playing field
that we have at the CBOT: our market surveillance systems are unsurpassed.   We
have been in this business a long time.  We have an AAA guarantee on our trades.

     Under the direction of Dean Payton and Barb Lorenzen in our Office of Investigations and Audits, our financial surveillance programs continuously monitor the financial condition of member firms and their ability to comply with their financial obligations to customers. The contract surveillance programs are designed to ensure that prices are not distorted and that contracts expire in an orderly manner. These programs, plus many others, all contribute to the CBOT's international reputation as an institution with high integrity that protects its markets from manipulation and its market participants from abusive practices.

     Anyone doubting the importance of these factors should consider the recent collapse of Enron. A few months ago, Enron's trading system was the largest of its kind in the world, accounting for a quarter of all the natural gas and electricity delivered in the U.S. Today it is shut down and its guarantee is in question.

     For these reasons, and with the three major factors - Integrity, Liquidity, Flexibility - present in today's excellently managed Chicago Board of Trade, I have no doubt that customers will continue to place their orders here.

3.   Dow Fees.

     Some members have asked me about fees for the Dow Product.

     We all want this product complex to succeed and that is why there has been extensive dialogue for the past six months with the members of the Dow Pit on this issue. Supplemental Dow fees were approved by the Board of Directors in December only after being discussed in advance with representatives of the Dow Pit Committee, who understood and agreed with the rationale.

     The CBOT has certain financial commitments, such as a licensing fee, with respect to the Dow complex and the supplemental fees will enable us to continue our efforts to develop this complex as part of our expanded product mix. The Dow Pit Committee agreed with the logic that as this complex is largely populated by IDEM membership interest holders who trade the contract and benefit from it, those market participants should bear a certain level of responsibility for the costs associated with supporting and growing the product.

     For the large traders who benefit the contract by providing depth and liquidity, at the request of the pit, we capped the transaction fees at $50,000 per year (250,000 sides). To pay for this cap, the $200 per month for IDEMs pit trading the Dow at member rates was suggested and adopted.

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     If we can continue to grow this contract, we can realistically hit levels of 50,000 average daily volume (in fact, I believe the e-mini Dow is capable of such volume levels itself), and these fees will largely go away. As the e-mini Nasdaq generally does over 150,000 average daily volume, I think this is an achievable goal for the CBOT Dow complex, and I am committed to working with Bernie Dan and his team to accomplish it.

     I want to emphasize:

     1. The Dow Contract is unique at the CBOT in having substantial licensing fees that so far have been far in excess of revenue; and

     2. We worked with the Dow Pit to develop a program to renew the contract, grow volume and, in the near term, pay for part of the licensing fees from pit participants.

     3.   The Dow contract has been renewed for five years.

     4.   If we can grow volume, we can eliminate these fees.

4.   Minority Member Suit.

     The pace of activity has picked up in this case and I believe some decisions on the merits could come in early February. No decisions on the merits of the allocation have occurred so far.

     Some members have asked me whether we at the CBOT are doing all we can to expedite a decision. The answer is, "Yes."

     As you know, last January the first judge in the case believed that the case belonged in CBOT arbitration. When this ruling was overturned on appeal in December, we offered impartial arbitration by outside arbitrators to the plaintiffs.

     Our offer is this: each side picks one arbitrator, and they in turn pick a third. Plaintiffs are free to make any arguments they wish, as are the defendants. The panel then makes a decision.

     The plaintiffs' attorneys so far have not accepted our offer of arbitration. We believe that the allocation process employed was fair and that the allocation so determined will be upheld. We believe that either the court or an arbitration panel would so find, but we make the arbitration offer because it could lead to a fast and final result.

     Finally, I want to make the point that we have taken many steps to show our minority members that their interests have been protected and that we respect their contribution to our CBOT enterprise. Comparing year 2000 to today we are unified on a vision that supports both open auction and electronic trading platforms. We plan to make

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substantial investments next year in trading floor technology, our new pricing schedule balances the two trading platforms, we have a non-expiring member fee preference and open auction pit closure provisions in our restructuring document, and we have secured trading access for the minority members in the single stock futures joint venture.

     Most importantly, our vision of a CBOT providing the best of both open auction and electronic match platforms preserves the trading rights and access essential to minority members. This is why they came to the Board of Trade and our plan for the future helps that.

     Now let's hear from David Vitale and then discuss the CBOT in response to your questions and comments.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.